UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                             Advance Auto Parts Inc.

     ______________________________________________________________________
                                (Name of Issuer)

                              Class A Common Shares

     ______________________________________________________________________
                         (Title of Class of Securities)

                                    00751Y106

                              _____________________
                                 (CUSIP Number)

                                  July 5, 2006

                          _____________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]   Rule 13d-1 ( b )
[   ]   Rule 13d-1 ( c )
[   ]   Rule 13d-1 ( d )

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 00751Y106                   13G                      Page 2 of 4 Pages
Greenhaven Associates, Inc.
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1   NAME OF REPORTING PERSON
    S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Greenhaven Associates, Inc.
    Tax ID #13-3436799
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a) [ ]
                                                           (b) [X]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Westchester County, New York, USA
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                      5        SOLE VOTING POWER           1,275,600
   NUMBER OF          ----------------------------------------------------------
    SHARES            6       SHARED VOTING POWER          -0-
 BENEFICIALLY         ----------------------------------------------------------
 OWNED BY EACH        7     SOLE DISPOSITIVE POWER         1,275,600
   REPORTING          ----------------------------------------------------------
  PERSON WITH         8    SHARED DISPOSITIVE POWER        4,112,200
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                                                 5,387,800
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                         [   ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        5.1%
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12  TYPE OF REPORTING PERSON*                              IA
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

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CUSIP No. 00751Y106                   13G                      Page 3 of 4 Pages
Greenhaven Associates, Inc.
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Item 1            (a)   Advance Auto Parts Inc.

                  (b)   5673 Airport Road
                        Roanoke, VA 24012
                        United States

Item 2            (a)   Greenhaven Associates, Inc.

                  (b)   Three Manhattanville Road
                        Purchase, New York 10577

                  (c)   United States

                  (d)   Common Shares

                  (e)   CUSIP 00751Y106

Item 3 Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4            (a)   5,387,800

                  (b)   5.1%

                  (c)   (I)     1,275,600
                        (II)    0
                        (III)   1,275,600
                        (IV)    4,112,200

Item 5            NOT APPLICABLE

Item 6

                  Greenhaven Associates, Inc. (Greenhaven) has investment discretion with respect to the securities to which this statement relates. Greenhaven has sole power to vote to the extent of 1,275,600 shares. Clients of Greenhaven are the direct owners of all other shares reported as beneficially owned. Such clients have the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of such securities. No such client has an interest that relates to more than 5% of the shares.

Item 7            NOT APPLICABLE

Item 8            NOT APPLICABLE

Item 9            NOT APPLICABLE

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CUSIP No. 00751Y106                   13G                      Page 4 of 4 Pages
Greenhaven Associates, Inc.
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      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   July 7, 2006
                                      ------------------------------------------
                                                      (Date)

                                               Edgar Wachenheim III
                                      ------------------------------------------
                                                    (Signature)

                                      Edgar Wachenheim III, Chairman and CEO
                                      ------------------------------------------
                                                   (Name/Title)